Exhibit 99.1

OneSmart Announces CEO Share Purchase Plan

SHANGHAI, August 19, 2019 /PRNewswire/ — OneSmart International Education Group Limited (NYSE: ONE) (“OneSmart” or the “Company”), a leading premium K-12 after-school education company in China, today announced that Mr. Xi (Steve) Zhang, chairman and chief executive officer of OneSmart, has informed the Company of his intention to use personal funds to purchase the Company’s American depositary shares on the open market for an aggregate amount of  US$10 to 20 million within the next 12 months, in accordance with applicable U.S. securities law and rules promulgated thereunder.

Mr. Zhang commented, “I believe that this share purchase plan demonstrates my confidence in our growth strategy to further strengthen our leading position in China’s premium K-12 after-school education market.”

About OneSmart

Founded in 2008 and headquartered in Shanghai, OneSmart International Education Group Limited is a leading premium K-12 education company in China. Since commencement of our business, our vision is to build the most trusted “Third Classroom” outside of home and school and our mission is to bring out the utmost learning power in each student by cultivating his or her study motivation, capability and perseverance, and enable our students to pursue their life-long success. Our company culture is centered on the core values of customer focus, execution, innovation and teamwork.

The Company has built a comprehensive premium K-12 education platform that encompasses OneSmart VIP business (Premium K-12 1-on-1 tutoring services), HappyMath (Premium young children STEAM education programs), and FasTrack English (Premium young children English education programs). As of May 31, 2019, OneSmart operated a nationwide network of 430 study centers across 43 cities in China.

For more information on OneSmart, please visit http://www.onesmart.investorroom.com.

For more information, please contact:

OneSmart

Ms. Rebecca Shen

Phone: +86-21-5255-9339 ext. 8139

ir@onesmart.org

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5826-4939

E-mail: carnell@christensenir.com

In the US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com